AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX CEO, DR. LORNE TYRRELL, TO PRESENT AT THE
MANAGEMENT OF CHRONIC HEPATITIS B VIRUS 2006 MEETING

EDMONTON, ALBERTA - April 5, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that Dr. Lorne Tyrrell, Ph.D. M.D., Chief Executive Officer and Chief Scientific Officer, will give a presentation entitled, Duck Hepatitis B Virus Model and Assessment of Antiviral Therapy, at the Management of Chronic Hepatitis B Virus: 2006 Meeting at 2:20 pm on April 6th at the Natcher Conference Center, National Institute Health Campus in Bethesda, Maryland.

“This is a unique opportunity to discuss the potential of antiviral therapies for the treatment of chronic hepatitis B to leaders in the field of hepatitis B basic and clinical research, as well as the key opinion leaders in the areas of liver and digestive disease,” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx.

ViRexx has used the ChimigenTM platform to develop HepaVaxx B as a therapeutic vaccine candidate to treat chronic hepatitis B infection. There are approximately 370 million chronic carriers of hepatitis B worldwide and there is no therapeutic vaccine available in the market at present. ViRexx has filed a Clinical Trial Application with Health Canada for HepaVaxx B and expects to initiate a Phase I trial during the first half of 2006.

About the Management of Chronic Hepatitis B Virus: 2006 Meeting
The Management of Chronic Hepatitis B Virus meeting assesses current perspectives and understanding of hepatitis B virus (HBV), the disease that it causes, and its optimal management. It also reviews histological, virological, and clinical endpoints of therapy and the needs for future basic and clinical research. A summary of the event and its recommendations will be submitted for publication. Topics at the meeting include HBV replication, immunology of hepatitis B, virus-host interactions, the natural history of chronic infection, and results of trials of antiviral therapies.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916